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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 2 2004

SEC FILE NUMBER
8- 42592

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Thomson Institutional Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 Broadway
(No. and Street)

New York	New York	10007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — 212-509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if *individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomson Institutional Services, Inc., as of December 31 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
SS:
COUNTY OF NEW YORK

Signature

Financial and Operations Principal
Title

Notary Public

SWORN TO BEFORE ME
THIS 28 DAY OF Feb, 2004

DON AOKI
Notary Public, State of New York
No. 01AO4985687
Qualified in New York County
Commission Expires August 26, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

To the Board of Directors
And Shareholder of
Thomson Institutional Services Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Thomson Institutional Services, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public

PRICEWATERHOUSECOOPERS

Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2004

Thomson Institutional Services, Inc.

(An indirect wholly owned subsidiary of The Thomson Corporation)

Statement of Financial Condition

December 31, 2003

Thomson Institutional Services Inc.
(An indirect wholly owned subsidiary of The Thomson Corporation)
Index
December 31, 2003

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
And Shareholder of
Thomson Institutional Services Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Thomson Institutional Services Inc. (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the notes to the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 27, 2004

Thomson Institutional Services Inc.
(An indirect wholly owned subsidiary of The Thomson Corporation)
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 8,706,421
Investments, at fair value	60,000
Receivable from clearing brokers	1,253,585
Expenses prepaid to affiliates	3,488,016
Taxes receivable from affiliate	583,653
Other assets	116,014
Total assets	$ 14,207,689
Liabilities and Stockholder's Equity	
Liabilities	
Payable to affiliate	$ 1,918,803
Deferred product fees	2,082,445
Other liabilities	254,000
Total liabilities	4,255,248
Stockholder's equity	
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	249,999
Retained earnings	9,702,441
Total stockholder's equity	9,952,441
Total liabilities and stockholder's equity	$ 14,207,689

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Significant Accounting Policies

Thomson Institutional Services Inc. (the "Company") is an indirect wholly owned subsidiary of The Thomson Corporation. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents represent money market mutual funds. The carrying amount of such cash and cash equivalents approximate their fair value due to the short-term nature of these instruments.

Investments are carried at fair value. Any unrealized gains or losses are recognized in income.

Commission income and related expenses, including product fees, are recorded on a trade date basis.

2. Related Party Transactions

The Company earns commissions from customers (the "Customers"), who are also clients of Thomson Financial Services Inc. ("TFS"), its parent. Pursuant to an agreement between the Customers and TFS, the Customers place securities orders with the Company up to an agreed-upon commission commitment amount in return for receiving TFS products and third party products. Pursuant to an agreement between the Company and TFS, the Company remits fees to TFS and other third parties in an amount equivalent to approximately 70% of the commissions earned from the execution of such transactions up to the commitment amount. The amount is reported as product fees in the Statement of Income. The Company is not liable to TFS in the event that customers fail to fulfill their commitments.

Employee compensation and benefits, professional fees, rent, and certain other operating expenses, are paid by TFS on behalf of the Company and are charged directly to the Company by TFS. The Company pays TFS a management fee for various administrative services including technical support, bookkeeping and human resource services.

Expenses prepaid to affiliates represents product fees paid to TFS in advance of Customers fulfilling their commission commitment for a TFS product.

Deferred product fees represent approximately 70% of commissions charged in excess of Customers' commitments as of December 31, 2003, which amounts will be required to be paid in future periods for TFS's and others' products.

3. Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of Customers are introduced to and cleared through clearing brokers. Pursuant to agreements between the Company and the clearing brokers, the clearing brokers have the right, under certain circumstances, to charge the Company for unsecured losses that result from the Customers' failure to complete such transactions.

Receivable from clearing brokers represent a concentration of credit risk and primarily relates to securities transactions.

The Company does not anticipate nonperformance by Customers or clearing brokers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the Customers and clearing brokers with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to the right. During 2003, the Company did not pay the clearing broker anything related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and counterparties with which it conducts its business.

4. Income Taxes

The Company is part of a consolidated group for federal income tax reporting purposes and files separate New York State and New York City income tax returns. Under a tax sharing arrangement, the Company's US indirect parent allocates to the Company its share of federal income taxes based upon the principles of a separate company calculation. The 2003 net income tax benefit consists of the following:

Federal	$	(6,790)
State and local		174,324
Net income tax benefit	$	167,534

The effective tax rate differs from the federal statutory rate primarily due to cumulative changes to the payable to affiliates account for federal, state, and local income taxes.

Temporary differences give rise to immaterial deferred taxes.

5. Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such provisions. The Rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $5,133,807, which exceeded the minimum

net capital requirement of $283,683 by $4,850,124. The Company's ratio of aggregate indebtedness to net capital was 0.83 to 1.

6. Commitments and Contingencies

The Company is involved in various claims and possible actions arising out of the normal course of business. It is the opinion of management, based on current knowledge and after consultation with counsel, that the outcome of such matters will not have a material adverse effect on the Company's financial statements.

7. Subsequent Event

On January 13, 2004, the Company signed an Asset Purchase Agreement (the "Agreement") to sell the majority of its non-cash assets and customer relationships to Westminster Research Associates Inc. ("WRA"), a competitor. Pursuant to the Agreement, the Company sold such assets and relationships to WRA, and ceased competing with WRA to provide soft dollar arrangements to customers as of January 31, 2004. As a result, the Company expects to discontinue the remainder of its operations during 2004.